Free Writing Prospectus

Filed on August 31, 2017 Pursuant to Rule 433

Registration Statement No. 333-212013

KIMBERLY-CLARK CORPORATION

€500,000,000

0.625% Notes due September 7, 2024

PRICING TERM SHEET

Dated August 31, 2017

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	€500,000,000

Maturity Date:	September 7, 2024

Coupon:	0.625% with interest accruing from September 7, 2017

Interest Payment Date:	September 7, commencing September 7, 2018

Interest Record Date:	August 23

Day Count Convention:	Actual/Actual (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Mid Swaps Yield:	0.421%

Spread to Mid Swaps:	+23 basis points

Yield to Maturity:	0.651%

Price to Public:	99.823% of the principal amount

Benchmark DBR:	1.000% due August 15, 2024

Benchmark DBR Yield:	-0.112%

Spread to Benchmark DBR:	+76.3 bps

Net Proceeds After Underwriting Discount and Before Other Expenses:	€497,115,000

Additional Amounts:

Additional amounts, if any, shall be payable as described under the caption “Description of Notes—Payment of Additional Amounts” in the Preliminary Prospectus Supplement dated August 31, 2017 relating to the Notes.

Redemption Upon Tax Event:

Kimberly-Clark Corporation may, at its option, redeem the Notes in whole but not in part upon the occurrence of certain events relating to U.S. taxation as described under the caption “Description of Notes—Redemption upon Tax Event” in the Preliminary Prospectus Supplement dated August 31, 2017 relating to the Notes.

Optional Redemption:

Prior to July 7, 2024 (the “Par Call Date”), the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed if such Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on an annual basis (Actual/Actual (ICMA)) at the applicable comparable government bond rate, plus 10 basis points, plus, in each case, accrued interest thereon to, but excluding, the date fixed for redemption.

On or after the Par Call Date, the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to 100% of principal amount of the Notes to be redeemed, plus accrued interest thereon to, but excluding, the date fixed for redemption.

Repurchase upon Change of Control Repurchase Event:

Kimberly-Clark Corporation will be required to make an offer to repurchase the Notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event.

Expected Settlement Date:

September 7, 2017 (T+5)

We expect delivery of the Notes will be made against payment therefor on or about September 7, 2017, which is the fifth London business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, effective September 5, 2017, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing of the Notes or the next succeeding business day would be required by Rule 15c6-1, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

CUSIP:	Awaiting assignment

Common Code:	Awaiting assignment

ISIN:	Awaiting assignment

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Goldman Sachs & Co. LLC Morgan Stanley & Co. International plc Barclays Bank PLC J.P. Morgan Securities plc

Senior Co-Managers:	HSBC Bank plc RBC Europe Limited

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Banco Santander, S.A.

The issuer has filed a registration statement (No. 333-212013) (including a prospectus) and a preliminary prospectus supplement relating to the Notes with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed, or files in the future, with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 866-471-2526, or Morgan Stanley & Co. International plc toll-free at 1-866-718-1649.